UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): July 24, 2018 (July 23, 2018)
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Green Bancorp, Inc.
(Exact name of Registrant as specified in its charter)
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Texas	001-36580	42-1631980
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
4000 Greenbriar
Houston, Texas 77098
(Address of principal executive offices)

(713) 275 - 8220

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01  Entry into a Material Definitive Agreement.
On July 23, 2018, Green Bancorp, Inc. (“Green”), a Texas corporation and the parent holding company of Green Bank, N.A. (“Green Bank”), Veritex Holdings, Inc. (“Veritex”), a Texas corporation and the parent holding company of Veritex Community Bank (“Veritex Bank”), and MustMS, Inc. (“Merger Sub”), a Texas corporation and wholly owned subsidiary of Veritex, entered into an Agreement and Plan of Reorganization (the “Agreement”), pursuant to which, subject to the terms and conditions of the Agreement, among other things, (i) Merger Sub will merge with and into Green (the “Merger”), with Green continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Veritex, (ii) immediately thereafter, Green (as the surviving corporation in the Merger) will merge with and into Veritex (together with the Merger, the “Holdco Mergers”), with Veritex being the surviving corporation and (iii) immediately thereafter, Green Bank will merge with and into Veritex Bank, with Veritex Bank continuing as the surviving bank (together with the Holdco Mergers, the “Merger Transactions”).
Upon the consummation of the Merger, each share of common stock, par value $0.01 per share, of Green (“Green Common Stock”), will be converted into the right to receive 0.79 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of Veritex (“Veritex Common Stock”).
The Agreement contains customary representations and warranties and covenants by Green and Veritex, including, among others, covenants relating to (1) the conduct of each party’s business during the period prior to the consummation of the Merger, (2) each party’s obligations to facilitate its shareholders’ consideration of, and voting upon, the Agreement and the Merger, in the case of Green, and the issuance of shares of Veritex Common Stock in connection with the Merger (the “Veritex Share Issuance”), in the case of Veritex, (3) the recommendation by the parties’ respective boards of directors in favor of approval of the Agreement and the Merger Transactions, in the case of Green, and the Veritex Share Issuance, in the case of Veritex, and (4) Green’s non-solicitation obligations relating to alternative business combination transactions. Furthermore, the Agreement provides that, following the consummation of the Merger, the Veritex board will consist of nine members, six of whom are current members of the Veritex board and three of whom are current members of the Green board.
The transaction is subject to customary closing conditions, including, among others, (1) approval of the Merger by the shareholders of Green and the approval of the Veritex Share Issuance by the shareholders of Veritex, (2) receipt of required regulatory approvals, (3) the absence of any law or order prohibiting the consummation of the transactions contemplated by the Agreement (including the Merger Transactions), (4) the effectiveness of the registration statement for the Veritex Common Stock to be issued in the Merger, (5) the approval of the listing on the Nasdaq Global Market of the Veritex Common Stock to be issued in the Merger and (6) the receipt of regulatory approvals without the imposition of a condition that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations of the surviving corporation.
Each party’s obligation to consummate the Merger Transactions is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Holdco Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
The Agreement provides certain termination rights for both Green and Veritex and further provides that a termination fee of $40,000,000 will be payable by either Green or Veritex, as applicable, upon termination of the Agreement under certain circumstances.
The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger Transactions, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding Green, Veritex, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Green or Veritex, their respective affiliates or their respective businesses, the Agreement and the Merger Transactions that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Green and Veritex and a prospectus of Veritex, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Green and Veritex make, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”).
The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.
Voting Agreement
In connection with the Agreement, Green entered into a Voting Agreement with each director of Veritex (the “Voting Agreements”). The directors that are party to the Voting Agreements beneficially own in the aggregate approximately [•]% of the outstanding shares of Veritex Common Stock. The Voting Agreements require, among other things, that the director party thereto vote all of his or her shares of Veritex Common Stock in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of Veritex Common Stock, subject to certain exceptions.
The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Voting Agreement, which is attached to this Current Report as Exhibit 10.1, and incorporated by reference herein.
Important Additional Information will be Filed with the SEC
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
In connection with the proposed transaction, Green plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a joint proxy statement of Green and Veritex and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Green and Veritex may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY GREEN AND VERITEX, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Veritex Green and Veritex through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/

Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098, or by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225.
Participants in the Solicitation
Green, Veritex and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018, and information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-looking Statements
This Current Report on Form 8-K includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Green, Veritex and the combined entity’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing.
Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Green and Veritex will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Green or Veritex have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; economic conditions; customer borrowing, repayment, investment and deposit practices; customer disintermediation; competitive conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors, many of which are beyond the control of Veritex and Green. We also refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Green’s Annual Report on Form 10-K filed by Green for the year ended December 31, 2017, Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017 and any updates to those risk factors set forth in Green’s and Veritex’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Green’s and Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Green or Veritex anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Green nor Veritex undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization by and among Veritex Holdings, Inc., MustMS, Inc. and Green Bancorp, Inc., dated July 23, 2018.*

10.1	Form of Voting Agreement, dated July 23, 2018, by and among Green Bancorp, Inc. and certain directors of Veritex Holdings, Inc..
*    Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: July 23, 2018

Green Bancorp, Inc.

/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer